PERFECT MOMENT LTD.

307 Canalot Studios

222 Kensal Road

London W10 5BN

United Kingdom

February 5, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Heather Clark
Kevin Stertzel
Jennifer Angelini
Jay Ingram

RE:	Perfect Moment Ltd.
Registration Statement on Form S-1, as amended
File No. 333-274913

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Perfect Moment Ltd. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement (the “Registration Statement”) to become effective on February 7, 2024 at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Mitchell Silberberg & Knupp LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Blake Baron of Mitchell Silberberg & Knupp LLP, counsel to the Registrant, at (917) 546-7709, or in his absence, Nimish Patel at (310) 312-3102.

[Signature Page Follows]

Sincerely,

PERFECT MOMENT LTD.

By:	/s/ Mark Buckley
Mark Buckley
Chief Executive Officer

Cc:	Nimish Patel, Mitchell Silberberg & Knupp LLP
Blake Baron, Mitchell Silberberg & Knupp LLP